September 20, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Susan Block

Re:	Live Oak Crestview Climate Acquisition Corp.

Registration Statement on Form S-1

Filed March 4, 2021, as amended

File No. 333-253895

Dear Ms. Block:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), each of the undersigned hereby joins in the request of Live Oak Crestview Climate Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective on September 22, 2021 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the Preliminary Prospectus, dated September 3, 2021, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

JEFFERIES LLC
as Representative of the Several Underwriters

By:	/S/ TINA PAPPAS
	Name:	Tina Pappas
	Title:	Managing Director

BofA SECURITIES, INC.
as Representative of the Several Underwriters

By:	/S/ MICHAEL LILOIA
	Name:	Michael Liloia
	Title:	Director